DWS Investment Management Americas, Inc.

100 Summer Street

Boston, MA 02110

August 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White

RE: Post-Effective Amendment No. 60 to the Registration Statement on Form N-1A of DWS Equity Sector Strategy Fund (formerly DWS Multi-Asset Growth Allocation Fund) (“Fund”), a series of Deutsche DWS Asset Allocation Trust (“Registrant”) (Reg. Nos. 033-86070; 811 08606)

Dear Ms. White,

This letter is being submitted on behalf of the Fund in response to a comment of the Staff of the Securities and Exchange Commission (“SEC”) on the above-referenced Post-Effective Amendment (“Amendment”), which was received via telephone on August 3, 2021 and is a follow-up to comments that were received via telephone on July 6, 2021. The Amendment was filed on behalf of the Fund on June 7, 2021, and has an effective date of August 9, 2021.

The Staff’s comment is restated below followed by the Fund’s response.

1.	Comment: We note your response to our prior comment regarding portfolio management’s consideration of certain ESG factors and the revised disclosure provided. We continue to be concerned with the reference to “may consider,” and whether the actual ESG-related analysis performed is sufficient to be considered a principal investment strategy. Principal disclosure should focus on what the Fund intends to do, not on what it may do; either revise ESG disclosure consistent with Form N-1A item requirements or relocate/re-caption ESG-related disclosures.

Response: The “Management process” has been further revised to better integrate the description of portfolio management’s use of ESG factors into the discussion of the management process employed by the Advisor. The Advisor believes that portfolio management’s consideration of ESG factors is an integral part of the process used to evaluate sector and industry weights, and is therefore part of the Fund’s principal investment strategy.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/ Laura McCollum

Laura McCollum

Senior Counsel

Cc: John Marten, Vedder Price PC